Exhibit 14.1

AMENDED AND

RESTATED

CODE OF BUSINESS

CONDUCT

AND

ETHICS

Lexington Corporate Properties Trust
As of March 14, 2006

INTRODUCTION

Every employee, executive officer and trustee must read and understand this Amended and Restated Code of Business Conduct and Ethics (this “Code”), and must sign the acknowledgement card contained in this booklet acknowledging that you have received, read, understand, have complied and will continue to comply with the standards of conduct contained in this Code, while undertaking any work on behalf of Lexington Corporate Properties Trust, including its subsidiaries and joint venture investment programs and Lexington Strategic Asset Corp. (collectively, “Lexington”).

QUESTIONS ABOUT THE CODE; REPORTING SUSPECTED VIOLATIONS

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you are faced with a difficult business decision that is not addressed in this Code, ask yourself the following questions:

•	Is it legal, ethical or proper?

•	Is it honest and fair?

•	Does it violate Lexington’s policy?

•	Is it in the best interests of Lexington and its shareholders?

•	How does this make me feel about myself and Lexington?

•	What would my family think about it?

•	Would I feel comfortable if an account of my actions were published with my name in the newspaper?

If you still feel uncomfortable about a situation or have any doubts about whether it is consistent with Lexington’s ethical standards, seek help. We encourage you to contact an Appropriate Lexington Representative (defined below). If you feel appropriate action is not being taken, you should contact Carl D. Glickman, the Lead Trustee, by telephone at 216-696-2650 or confidentially by mail addressed to Lexington Code of Business Conduct and Ethics, c/o The Glickman Organization, 526 Superior Avenue, Suite 1140, Cleveland, OH 44114.

For purposes of this code, an “Appropriate Lexington Representative” will be different for employees, executives, officers and trustees. For non–executive officers and employees, the Appropriate Lexington Representative will be T. Wilson Eglin, Lexington’s Chief Executive Officer, and may be contacted by telephone at 212-692-7200 or by confidential email at ALR1Code@lxp.com. For trustees and executive officers, the Appropriate Lexington Representative will be Geoffrey Dohrmann, the chairperson of the Nominating and Corporate Governance Committee, or for Mr. Dohrmann, the other members of the Nominating and

Corporate Governance Committee, and may be contacted by telephone at 925-933-4040 or by confidential email at ALR2Code@lxp.com.

The Audit Committee of the Board of Trustees has adopted a Complaint Procedures for Accounting and Auditing Matters for (1) the receipt, retention and treatment of complaints and allegations regarding accounting, internal accounting controls or auditing matters and (2) the confidential, anonymous submission by employees of concerns regarding such accounting, internal accounting controls and auditing matters. Please consult this policy as necessary.

Lexington is committed to continuously reviewing and updating its policies and procedures. Therefore, this Code is subject to modification. Unless otherwise stated this Code supersedes all other such codes, standards of conduct, policies, procedures, instructions, practices, rules and written or verbal representations concerning the subject matter of this Code to the extent they are inconsistent.

ETHICS AND COMPLIANCE

Lexington operates its business in accordance with the highest ethical standards and in compliance with laws. Lexington places the highest value on the integrity of each of its employees, executive officers, trustees and representatives. All employees, executive officers and trustees must respect and obey the laws of the jurisdictions in which Lexington operates and the rules and regulations applicable to Lexington’s business. Although not all employees, executive officers and trustees are expected to know the details of these laws, rules and regulations, it is important to know enough to determine when to seek advice from an Appropriate Lexington Representative. Compliance with the law does not replace the need to act with the highest honest and ethical standards.

To promote compliance with laws, rules, regulations and the policies of Lexington, including insider trading rules, other securities laws, and anti-discrimination and anti-harassment laws and policies, Lexington has established various compliance policies and procedures and, where appropriate, may conduct information and training sessions.

CONFLICTS OF INTEREST

A “conflict of interest” occurs when an individual’s personal or private interest interferes in any way - or even appears to interfere in any way - with the interests of Lexington and its shareholders as a whole. A conflict situation can arise when an employee, executive officer or trustee takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also arise when an employee, executive officer or trustee, or a member of his or her family, receives improper personal benefits as a result of his or her position in Lexington. Loans to, or guarantees of obligations of, such individual’s are of special concern. Lexington is prohibited from making loans to, or guaranteeing the obligations of, any such individuals. In addition, loans, or guarantees of obligations from, or personal financial transactions with, any company that is a material tenant, broker/agent, partner, lender or competitor of Lexington, or any other person who does significant business with Lexington, are prohibited. This guideline does not prohibit arms–length loans from or transactions with recognized banks, brokerage firms or other financial institutions regularly engaged in the business of making loans or engaging in such transactions to the public generally.

Service to Lexington should never be subordinated to personal gain and advantage. Employees, executive officers and trustees must avoid doing anything that creates a conflict of interest, or the appearance of a conflict of interest, in regard to their responsibilities to Lexington. Employees, executive officers and trustees may not use Lexington’s name, information or goodwill for personal gain or for the gain of others.

The following are examples of potential prohibited conflicts of interest for employees, executive officers and trustees:

•	Serving as a proprietor, general partner, officer or director/trustee of any organization that conducts business with Lexington.
•	Using Lexington’s name, tenant or employee lists for any purpose other than Lexington business or functions.
•	Being a consultant, employee or representative of another organization if:
•	the firm competes in any way with Lexington,
•	such activities would interfere with the employee’s obligations to Lexington because of the demands of time or interest,
•	such activities would identify Lexington with an activity or cause with which it does not want to be identified.
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Investing in, or receiving payments or any form of compensation, including but not limited to debt forgiveness, from, any organization that conducts business with or is a competitor of Lexington or is a former employer or affiliate of the employee, executive officer or trustee.

Anything that would present a conflict of interest for an employee, executive officer or trustee would likely also present a conflict if it were related to a family member and must be consented to by an Appropriate Lexington Representative.

The terms “family member” and “member of his or her family” mean a spouse, son, daughter, or any relation not more remote than first cousin.

Any direct or indirect conflict of interest between Lexington and any employee, officer or trustee is prohibited unless otherwise consented to by an Appropriate Lexington Representative. Lexington believes that it is in its best interest and is consistent with the obligations of employees, executive officers and trustees, to establish a conflict of interest policy that all business decisions will reflect independent judgment and discretion, uninfluenced by any considerations other than those honestly believed to be in the best interest of Lexington and its shareholders.

Even if there is no apparent conflict, employees, executive officers and trustees must get the prior approval of an Appropriate Lexington Representative before becoming a consultant, employee or representative of another organization.

Because other conflicts of interest may arise, it would be impractical to attempt to list all possible situations. Any employee, executive officer or trustee who becomes aware of a conflict of interest or a potential conflict of interest should bring it to the attention of an Appropriate Lexington Representative.

CORPORATE OPPORTUNITIES

Employees, executive officers and trustees are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for personal gain; and (c) competing with Lexington. Employees, executive officers and trustees owe a duty to Lexington to advance its legitimate interests when the opportunity to do so arises.

CONFIDENTIALITY

One of Lexington’s most important assets is its confidential information. Lexington’s legal obligations and its competitive position often mandate that this information remain confidential.

Confidential information includes all non-public information that might be of use to competitors, or harmful to Lexington or its tenants or customers, if disclosed. Confidential information relating to Lexington’s financial performance (e.g. financial results of Lexington’s operations), other transactions or events or its tenants or customers can have a significant impact on the value of Lexington’s securities. Premature or improper disclosure of such information may expose the individual involved and/or Lexington to onerous civil and criminal penalties.

Employees, executive officers and trustees must maintain the confidentiality of information entrusted to them by Lexington or its tenants or customers, except when disclosure is authorized or legally mandated. Therefore, employees, executive officers and trustees must not disclose confidential information to anyone outside Lexington, except for limited legitimate business purposes (such as contacts with Lexington’s accountants, lawyers and advisors or persons subject to confidentiality agreements). Even within Lexington, confidential information should be discussed only with those who have a need to know the information. The obligation to safeguard confidential information continues even after an employee, executive officer or trustee is separated from service to Lexington.

These same rules apply to confidential information relating to other companies with which Lexington does business. In the course of the many pending or proposed transactions that Lexington has under consideration at any given time, there is a great deal of non-public information relating to other companies to which our employees may have access. This could include “material non-public” information that is likely to affect the value of the securities of the other companies. Confidential information includes all non-public information that might be of use to competitors, or harmful to Lexington or its customers if disclosed, and could be positive or negative information about the other companies.

Employees, executive officers and trustees who learn material information about tenants, suppliers, customers, joint venture partners, acquisition targets or competitors through their work at Lexington must keep it confidential and must not buy or sell stock in such companies until at least three days after the information becomes public. Employees, executive officers and trustees must not give tips about such companies to others who may buy or sell the stocks of such companies.

FAIR DEALING

Each employee, executive officer and trustee should endeavor to deal fairly with Lexington’s tenants, customers, suppliers, competitors and other employees, executive officers and trustees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Relationships with Tenants, Brokers/Agents, Partners and Lenders

Our business success depends upon our ability to foster lasting relationships with tenants, brokers/agents, partners and lenders. Lexington is committed to dealing with these persons and entities fairly, honestly and with integrity. Specifically, you should keep the following guidelines in mind when dealing with such companies or persons:

•	Information we supply to these persons and entities should be as current, accurate, and complete as available. No one should deliberately misrepresent information to these companies or persons.

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Entertainment of these companies and entities should not exceed reasonable and customary business practice. Employees, executive officers and trustees should not provide entertainment or other benefits that could be viewed as an inducement to or a reward for decisions of these persons and entities unless expressly approved by an Appropriate Lexington Representative. Please see “Gifts and Gratuities” herein for additional guidelines in this area.

Relationship with Competitors

Lexington is committed to free and open competition in the marketplace and throughout all business dealings. Employees, executive officers and trustees should avoid all actions that reasonably could be construed as being anti-competitive, monopolistic or otherwise contrary to laws governing competitive practices in the marketplace, including federal and state antitrust laws. Such actions include misappropriation and/or misuse of a competitor’s confidential information or making false statements about the competitor’s business and business practices.

LEGAL COMPLIANCE

Pertinent laws of every jurisdiction in which Lexington operates must be followed. Each employee, executive officer and trustee is charged with the responsibility of acquiring sufficient knowledge of the laws relating to his or her particular duties in order to recognize potential dangers and to know when to seek legal advice. In any instance where the law is ambiguous or difficult to interpret, the matter should be reported to Lexington’s General Counsel.

DISCRIMINATION AND HARASSMENT

Lexington is proud of its professional and congenial work environment, and seeks to ensure that the work environment remains pleasant for all that work here. All employees, executive officers and trustees must treat each other with courtesy, consideration and professionalism. Lexington will not tolerate harassment of an employee by any other employee or supervisor for any reason. In addition, harassment for any discriminatory reason, such as race, sex, national origin, disability, sexual orientation, age, or religion, is prohibited by state and federal laws, and may subject Lexington and/or the individual harasser to liability for any such unlawful conduct.

Please see Lexington’s Policy on Diversity and Anti–Harassment contained in the Employee Handbook for more guidelines in this area.

ENVIRONMENT, HEALTH AND SAFETY

It is Lexington’s policy to establish and manage a safe and healthy work environment and mange its business in ways that are sensitive to the environment and conserve natural resources. Lexington will comply with all environmental, health and safety laws and will internally establish and comply with our own stricter standards where we believe the applicable laws do not adequately protect health, safety or the environment.

Each employee has a responsibility to maintain a healthy and safe workplace for all employees by following health and safety rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Alcohol and Drugs

Lexington is committed to maintaining a drug-free work place. All employees and executive officers must comply strictly with Lexington policies contained in the Employee Handbook regarding the abuse of alcohol and the possession, sale and use of illegal substances. Drinking alcoholic beverages is prohibited while on duty or on Lexington’s premises, except at specified Lexington-sanctioned events. Possessing, using, selling or offering illegal drugs and other controlled substances is prohibited under all circumstances while on duty or on Lexington’s premises. Likewise, you are prohibited from reporting for work, or driving a Lexington vehicle or any vehicle on Lexington business, while under the influence of alcohol or any illegal drug or controlled substance.

Violence Prevention and Weapons

The safety and security of employees and executive officers is vitally important. Lexington will not tolerate violence or threats of violence in, or related to, the workplace. Employees and executive officers who experience, witness or otherwise become aware of a violent or potentially violent situation that occurs on Lexington’s property or affects Lexington’s business must immediately report the situation to their supervisor or an Appropriate Lexington Representative.

Lexington does not permit any individual to have weapons of any kind in or on Lexington’s property or elsewhere, while on Lexington business. This is true even if you have obtained legal permits to carry weapons.

GIFTS AND GRATUITIES

Unsolicited gifts of normal value or business entertainment may be permissible if they are (1) customary in the trade or industry, (2) do not exceed a value considered prudent and ordinary by Lexington’s management, and (3) are given and accepted without an express or implied understanding that each recipient is in any way obligated. It is never acceptable to solicit gifts, gratuities, or business courtesies or entertainment for the benefit of a Lexington employee, executive officer, trustee, family member, or friend. If you are in doubt about the policy’s application, an Appropriate Lexington Representative should be consulted.

No employee or Lexington representative will directly or indirectly give, offer, ask for, or accept a gift or gratuity from an employee or other representative of any current or potential tenant or supplier in connection with a transaction or a proceeding between Lexington and the other organization. Gifts and gratuities that are not connected with a transaction or proceeding are acceptable if they meet the rule set forth in the paragraph below.

Employees, executive officers and trustees who deal with Lexington’s tenant’s, lenders, borrowers, suppliers or other third parties are placed in a special position of trust and must exercise great care to preserve their independence. As a general rule, no employee should ever receive a payment or anything of value in exchange for a decision involving Lexington’s business. Similarly, no employee, executive officer or trustee should ever offer anything of value to government officials or others to obtain a particular result for Lexington. Bribery, kickbacks or other improper payments have no place in Lexington’s business.

INSIDER TRADING

Lexington has a long-standing commitment to comply with all securities laws and regulations. Under federal securities laws, it is unlawful for persons with insider or material non–public information to trade shares of Lexington’s securities.

Please see Lexington’s Policy Statement on Inside Information and Insider Trading for more guidelines in this area.

ACCOUNTING MATTERS

Internal Accounting Controls

Lexington places the highest priority on “best practices” disclosure. Our annual reports, quarterly reports and press releases, and other public disclosure of Lexington’s financial results, reflect how seriously we take this responsibility.

Each employee, executive officer and trustee shares this responsibility with senior management and the Board of Trustees and must help maintain the integrity of Lexington’s financial records. This Code cannot practically include a review of any extensive accounting requirements Lexington must fulfill. To meet these obligations however, Lexington must rely on employee truthfulness in accounting practices. Employees, executive officers and trustees must not participate in any mistreatment of Lexington’s accounts. No circumstances justify the maintenance of “off-the-books” accounts to facilitate questionable or illegal payments. Lexington trusts that every employee, executive officer and trustee understands that protecting the integrity of our information gathering, information quality, internal control systems and public disclosures is one of the highest priorities Lexington has as a company.

If you ever observe conduct that causes you to question the integrity of our internal accounting controls and/or disclosure, or you otherwise have reason to doubt the accuracy of our financial reporting, it is imperative that you report these concerns immediately. You should consult Lexington’s Complaint Procedures for Accounting and Auditing Matters to learn how to, and to whom you should, report any concerns. Retaliation of any kind against any employee for raising these issues is strictly prohibited and will not be tolerated.

Improper Influence on the Conduct of Audits.

It is unlawful for any employee, executive officer or trustee, or any other person acting under the direction of such person, to take any action to fraudulently influence, coerce, manipulate, or mislead the independent accountants engaged in the performance of an audit of Lexington’s financial statements for the purpose of rendering such financial statements materially misleading. Any such action is a violation of this Code. Types of conduct that might constitute improper influence include the following:

•	offering or paying bribes or other financial incentives, including offering future employment or contracts for non-audit services,

•	providing an auditor with inaccurate or misleading accounting, tax or legal analysis,

•	threatening to cancel or canceling existing non-audit or audit engagements if the auditor objects to the Company's accounting practices or procedures,

•	seeking to have a partner removed from the audit engagement because the partner objects to the Company's accounting practices or procedures,

•	blackmailing, and

•	making physical threats.

Any employee, executive officer or trustee who engages in such conduct will be subject to sanctions under the Code, including dismissal in the case of an employee, in addition to potential civil and criminal liability.

MAINTAIN ACCURATE AND COMPLETE RECORDS

Every employee has the responsibility to maintain accurate and complete records. No false, misleading or artificial entries may be made on Lexington’s books and records. No funds or assets may be maintained or used by or on behalf of the company for any illegal or improper purposes. All transactions must be fully and completely documented and recorded in the company’s accounting records. Records include paper documents, CDs, computer hard disks, email, floppy disks, microfiche, microfilm and all other media.

Lexington’s responsibilities to its shareholders and the investing public require that all of Lexington’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Lexington’s transactions and must conform both to applicable legal requirements and to Lexington’s system of internal controls and generally accepted accounting practices and principles. No one should rationalize or even consider misrepresenting facts or falsifying records. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and you should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports.

You should retain documents and other records for such period of time as you and your colleagues will reasonably need such records in connection with Lexington’s business activities. All documents not required to be retained for business or legal reasons, including draft work product, should not be retained and should be destroyed in order to reduce the high cost of storing and handling the vast amounts of material that would otherwise accumulate. However, under unusual circumstances, such as litigation, governmental investigation or if required by applicable law and regulations, the General Counsel may notify you if retention of documents or other records is necessary.

NON-RETALIATION

To the extent possible, Lexington will endeavor to keep confidential the identity of anyone reporting a violation of the Code. You will be treated with dignity and respect, your concerns will be seriously addressed and you will be informed of the outcome. Lexington will also keep confidential the identities of employees about whom allegations of violations are brought, unless or until it is established that a violation has occurred. It is Lexington’s policy that retaliation against employees, executive officers or trustees who report actual or suspected Code violations is prohibited; anyone who attempts to retaliate will be subject to disciplinary action, up to and including dismissal.

CONTRIBUTIONS AND DONATIONS

Lexington will not make any contributions or donations, directly or indirectly, to any charitable organization or effort or candidate for public office, political parties or other political organizations. In addition, employees may not be given time off with pay for political activity, except as permitted in the Employee Handbook, although time off without pay may be possible if consistent with local policies and laws.

DEALINGS WITH THE PRESS AND COMMUNICATIONS WITH THE PUBLIC

Lexington has adopted a Policy on Disclosure Controls to ensure that information required to be disclosed by Lexington in the reports that it files with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the SEC. In addition, Lexington has adopted this Policy in an effort to minimize the potential for the selective disclosure of material nonpublic information and to comply with the SEC’s Regulation FD.

Pursuant to Lexington’s Policy on Disclosure Controls, Lexington has authorized certain officers to speak on its behalf. Please consult Lexington’s Policy on Disclosure Controls prior to any dealings with the press or communications with the public.

SAFEGUARDING LEXINGTON ASSETS AND RECORDS

Safeguarding Lexington’s assets and records is the responsibility of all employees, executive officers and trustees. Lexington’s facilities, materials, equipment, information and other assets should be used only for conducting Lexington’s business and are not to be used for any unauthorized purpose. Employees, executive officers and trustees should guard against waste and abuse of Lexington assets in order to improve Lexington’s productivity

The obligation of employees, executive officers and trustees to protect Lexington’s assets includes protection of Lexington’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, designs, tenant lists, transaction lists, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Lexington policy. It could also be illegal and result in civil or even criminal penalties.

AMENDMENTS / WAIVERS

Any amendment to this Code or waiver of any provision of this Code for executive officers or trustees must be approved by the Nominating and Corporate Governance Committee and will be promptly disclosed to Lexington’s shareholders as required by applicable laws, rules or regulations including, without limitation, the requirements of the New York Stock Exchange. With regard to employees who are not executive officers, waivers must be approved by the Chief Executive Officer.

ENFORCEMENT

The conduct of each employee, executive officer and trustee matters vitally to Lexington. A misstep by a single employee, executive officer or trustee can cost Lexington a great deal; it undermines all of our reputations. For these reasons, violations of this Code or other Lexington policies may lead to significant penalties, including dismissal.

Lexington’s Chief Executive Officer will take such action as he deems appropriate with respect to any employee who violates any provision of this Code, and will inform the Nominating and Corporate Governance Committee of all material violations. Any alleged violation by an executive officer or trustee will be presented promptly to the Nominating and Corporate Governance Committee for its consideration. The Nominating and Corporate Governance Committee shall, in its sole judgment, take such action as it deems warranted.

The General Counsel will keep records of all reports created under this Code and of all action taken under this Code. All such records will be maintained in such manner and for such periods as are required under applicable federal and state law.

CONDITION OF EMPLOYMENT OR SERVICES

All employees, executive officers and trustees shall conduct themselves at all times in the best interests of Lexington. Compliance with this Code shall be a condition of employment and of continued employment with the Company, and conduct not in accordance with this Code may result in disciplinary action, including termination of employment.

This Code is not an employment contract nor is it intended to be an all-exclusive policy statement on the part of Lexington. Lexington reserves the right to provide the final interpretation of the policies it contains and to revise those policies as deemed necessary or appropriate.

RECEIPT AND ACKNOWLEDGEMENT

All employees, executive officers and trustees are responsible for reading, understanding and complying with the principles outlined in this Code. Please acknowledge the foregoing by signing the attached card and returning it to the Director of Human Resources.

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I acknowledge that I have receive, read, understand, have complied and will continue to comply with Lexington Corporate Properties Trust’s Amended and Restated Code of Business Conduct and Ethics dated as of March 14, 2006. I understand and agree that the Amended and Restated Code of Business Conduct and Ethics is not an employment contract between Lexington Corporate Properties Trust and me.

I understand that if I have questions related to the standards of conduct outlined in the Amended and Restated Code of Business Conduct and Ethics, I am to discuss them promptly with an Appropriate Lexington Representative.

Signature______________________________________Date:____________________

Print Name_____________________________________________________________